FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 2 August 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

US GAAP financial information	2 August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	2 August 2004
Sarah Billington Manager Shareholder Services

Filing on Form 6K dated August 2, 2004

British Airways Plc - US GAAP financial information

This announcement relates to the British Airways ('BA') US GAAP information only, and does not affect BA's audited UK annual financial statements.

Pursuant to the U.S. Securities Exchange Act of 1934 BA has today filed its year ended March 31, 2004 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission ('SEC').

As an SEC registrant BA is required to furnish financial statements for the same fiscal years and audit reports that would be required to be furnished if the annual report were on Form 10‑K. These financial statements disclose information substantially similar to financial statements that comply with U.S Generally Accepted Accounting Principles ('US GAAP') and SEC Regulation S-X. However, such information may be prepared according to a comprehensive body of accounting principles other than US GAAP with income and equity reconciled to US GAAP and audited in accordance with US Generally Accepted Auditing Standards ('US GAAS'). Accordingly, BA's financial statements are prepared in accordance with UK Generally Accepted Accounting Principles ('UK GAAP') with income and equity reconciled to US GAAP.

This year, in the preparation and finalisation of BA's Form 20-F it has restated the US GAAP reconciliation of shareholders' equity previously reported as supplementary financial information in the UK annual report and accounts, principally in relation to post employment obligations.

When analyzed in accordance with the provisions of US GAAP Statement of Financial Accounting Standards No. 87 Employers' Accounting for Pensions BA's New Airways Pension Scheme ('NAPS') has an accumulated benefit obligation in excess of the fair value of the related plan assets. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires that such an amount be recognised as a liability in the statement of financial position. The adjustment resulting from the recognition of any such minimum liability is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in other comprehensive income within equity.

The main effect has been to add a new reconciling item when reconciling between UK GAAP and US GAAP, the impact of which has been to reduce US GAAP net equity by £607 million at March 31, 2004 and by £296 million at March 31, 2003. The gross amount required to recognise the Company's minimum liability was included in the Additional information required by US GAAP in respect of the Group's two principal pension plans section of Note 45 to the Financial Statements (Differences between UK and US GAAP) in the Annual Report on Form 20-F for fiscal year 2003.

There is no effect on US GAAP net income or cash flows for either fiscal year 2004 or 2003.

The UK GAAP financial statements are prepared under SSAP 24. The pension funding position under FRS 17 is detailed in Note 34 to the UK Annual Report and Accounts. The FRS 17 funding position is prepared using similar, but not identical, principles to US GAAP. On an FRS 17 basis, the deficit disclosed in the UK GAAP Accounts for the fiscal year 2004 in respect of the Group's two principal pension plans was £1,067 million.

There is no effect on BA's UK GAAP financial statements.

United States generally accepted accounting principles

(US GAAP) information

The financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are described below:

(a) Frequent flyer revenue

Under US GAAP, following the implementation of SAB 101 'Revenue Recognition in Financial Statements', a proportion of frequent flyer revenue is deferred until the frequent flyer airmiles are redeemed. The remaining portion of revenue is recognised upon sale as the related services have been provided.

(b) Pension costs

Under US GAAP, the cost of providing pensions is attributed to periods of service in accordance with the benefit formulae underlying the pension plans. The resultant projected benefit obligation is matched against the current value of the underlying plan assets and unrecognised actuarial gains and losses in determining the pension cost or credit for the year. The net periodic pension costs for these plans for the year ended March 31, 2004 amounted to £180 million (2003: £120 million) under UK GAAP compared with a credit of £72 million (2003: credit of £149 million) under FAS 87 'Employers' Accounting for Pensions'. The resultant decrease in operating costs of £252 million (2003: decrease of £269 million), net of related deferred tax charge of £76 million (2003: charge £81 million), would increase net income under US GAAP by £176 million (2003: increase of £188 million), and would be reflected in the consolidated balance sheet as an increase in pension prepayments.

For NAPS, the accumulated benefit obligation exceeds the fair value of the related plan assets by an amount represented by the minimum liability. Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognised as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability is reported as an intangible asset to the extent of unrecognised prior service cost with the remaining amount reported in comprehensive income.

(c) Goodwill and other intangibles

Up to March 31, 1998, under UK GAAP, the group set off goodwill arising on acquisitions directly against retained earnings. Goodwill arising on acquisitions since April 1, 1998 is capitalised and amortised over its useful economic life. Under US GAAP, the group adopted SFAS 142 'Goodwill and Intangible Assets' effective from April 1, 2002. In accordance with SFAS 142, goodwill and other intangible assets with indefinite lives are capitalised and not amortised, but tested for impairment on an annual basis or on an interim basis when a triggering event occurs.

Under UK GAAP prior to March 31, 1998, any goodwill arising on the acquisition of an investment in associated undertakings was set off directly against retained earnings. From April 1, 1998, goodwill is capitalised and amortised over its useful economic life. Under US GAAP, goodwill and other intangible assets with indefinite lives arising on the acquisition of an equity stake are capitalised and not amortised but tested for impairment in accordance with the requirements of APB 18 'The Equity Method of Accounting for Investments in Common Stock'.

Under US GAAP prior to April 1, 2002, goodwill was capitalised and amortised over its estimated useful life up to a maximum of 40 years.

Intangible assets with finite lives continue to be capitalised and amortised over their useful economic lives. The group's landing rights have definite useful lives and will continue to be amortised over their useful economic lives not exceeding 20 years.

SFAS 142 requires a two-step process in evaluating goodwill for impairment. The first step requires the comparison of the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, then no further testing is required. If the carrying value of a reporting unit exceeds its fair value, however, a second step is required to determine the amount of the impairment charge, if any. An impairment charge is recognised if the carrying value of a reporting unit exceeds its implied fair value.

As at March 31, 2003, the group completed an annual impairment test, as required by SFAS 142 using the two-step process.

Using the British Airways group as the reporting unit, various valuation methods were evaluated before concluding that market capitalisation was the primary method of determining fair value for the purposes of SFAS 142. As a result, the group recognised a goodwill impairment charge of £399 million representing the entire balance of the group's goodwill as recognised under US GAAP.

Amortisation of goodwill arising on the acquisition of subsidiary undertakings and on the acquisition of an equity stake in associated undertakings charged under UK GAAP is reversed for US GAAP. The adjustment to profit for the year in respect of the amortisation of goodwill comprises £6 million (2003: £6 million)

in respect of subsidiary undertakings and £1 million (2003: £1 million) in respect of investment in associated undertakings.A charge of £1 million (2003: £1 million) has been recognised in respect of amortisation of goodwill - set off against associated undertakings.

(d) Foreign currency translation

Aircraft which are financed in whole or in part in foreign currency, either by loans, finance lease obligations or hire purchase arrangements, are regarded, together with the related liabilities, as a separate group of assets and liabilities and accounted for in foreign currency. The amounts in foreign currency are translated into sterling at rates ruling at the balance sheet date and the differences arising from the translation of aircraft costs and related foreign currency loans are taken to retained earnings. Under US GAAP, the cost of these aircraft would be fixed in pounds sterling at the rate of exchange ruling at the date of the original acquisition, lease or hire purchase and the exchange gain or loss on the related foreign currency loans would be reflected in income.

(e) Capitalised leases

Under UK GAAP, certain aircraft leases have been capitalised with the related liabilities included in finance lease obligations and the resulting assets are being depreciated over the remaining term of the lease. Previously, under US GAAP, such leases would have been classified as operating leases and neither the capital element nor the associated liability would have been brought onto the balance sheet. As a result of the application of FIN 46, effective from March 2004, these leases are classified as finance leases under US GAAP with both the liability and asset brought onto the balance sheet.

United States generally accepted accounting principles

(US GAAP) information continued

(f) Property and fleet valuation

Under US GAAP, tangible assets must be stated at cost less accumulated depreciation in the financial statements. The valuation of properties at March 31, 1995 and fleet at March 31, 1988 incorporated by British Airways in its financial statements would not, therefore, have been included in financial statements prepared in accordance with US GAAP and the subsequent charges for depreciation would have been correspondingly lower. When such assets are sold any revaluation surplus thus realised would be reflected in income under US GAAP.

(g) Associated undertakings

US GAAP applicable to the group have been applied to the group's share of associated undertakings' results.

The net effect of these adjustments were £3 million (2003: £(12) million) and the tax effect was £(1) million (2003: £4 million).

UK GAAP requires the operating profit or loss, exceptional items and interest expense and tax of associated undertakings to be shown separately from those of the group. For US GAAP, the after tax profits or losses would be included in the income statement as a single line item. The reclassification has no overall effect on net income for the year or on net assets.

(h) Financial instruments

Under UK GAAP, the fair value of most derivative instruments is not recognised on the group balance sheet and the gain or loss arising is reported in earnings as the instrument crystallises. Effective from April 1, 2001, under US GAAP, the group adopted 'FAS 133', under which the fair value of all derivative instruments is reported as part of shareholders' equity. As none of the group's derivative instruments have been designated as hedges for the purposes of FAS 133, any changes in the fair value of the derivative instruments is reported through net income.

(i) Gains on sale and leaseback transactions

Under UK GAAP, gains arising on sale and leaseback transactions are recognised as part of income to the extent that the sale proceeds do not exceed the fair value of the assets concerned. Gains arising on the portion of the sale proceeds which exceed the fair value are deferred and amortised over the minimum lease term. Under US GAAP, any gain, is deferred and amortised over the minimum lease term.

(j) Quasi-subsidiary

Under UK GAAP, where an entity, though not fulfilling the legal definition of a subsidiary, gives rise to benefits for the group that are, in substance, no different than those that would arise were that entity to be a subsidiary, that entity is classified as a quasi-subsidiary and its accounts are consolidated as if it were a subsidiary undertaking. As a result of this treatment the London Eye Company Limited is classified as a quasi-subsidiary.

Effective from March 14, 2004, under US GAAP, the group applied in full the provisions of FIN 46 - Consolidation of Variable Interest Entities. The group assessed its variable interests to identify where it is a primary beneficiary in a variable interest entity requiring consolidation in the group results. As a result of this assessment, The London Eye Company Limited, which was previously accounted for as an associated undertaking, has been consolidated and hence no UK/US GAAP difference remains.

(k) Trade investments

Under UK GAAP, trade investments are stated at cost less provision for permanent diminution in value. Under US GAAP, trade investments classified as available for sale are stated at market value and the unrealised gains/losses are accounted for as other comprehensive income in shareholders' equity.

(l) Investment in own shares

Under UK GAAP, company shares held for the purposes of employee share ownership plans to meet future requirements of employee share schemes including the Long Term Incentive Plan are recorded in the balance sheet as fixed assets investments. Under US GAAP such shares are recorded in the balance sheet as a reduction of shareholders' equity.

(m) Deferred tax

British Airways provides for deferred tax in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets or where potentially taxable gains have been rolled over where there is no commitment to dispose of the relevant asset. Deferred tax assets are recognised when it is considered more likely than not that there will be suitable taxable profits from which to offset the timing differences.

Under US GAAP, deferred tax is generally provided on a full liability basis on all temporary differences between the accounting and tax bases of the group's assets and liabilities.

The effect of deferred tax methodology differences on profit for the year was £(10) million (2003: £nil) and the deferred tax impact of the US GAAP adjustments was £(121) million (2003: £(107) million). The cumulative effect of methodology differences on shareholders equity was £(81) million (2003: £(26) million)

and the deferred tax impact of the US GAAP adjustments in shareholders' equity was £(22) million (2003: £(32) million).

(n) Asset acquisition

During the year ended March 31, 2004, the group acquired four aircraft previously being financed under finance lease arrangements. In effect, the lending bank transferred the aircraft, related borrowings and the tax bases of the aircraft to the Company. Under UK GAAP, the consideration received for assuming the tax position of the lessor, together with the other differences in the net assets arising from this transaction, of £29 million is being recognised over the remaining life of the mortgage loans undertaken to finance the acquisition.

Under US GAAP, the transaction is treated as a purchase of finance leased assets. The difference between the amount of the new mortgage loans and the carrying amount of the lease obligation at the date of the transaction of £29 million is recorded as an adjustment to the carrying amount of the asset. In addition, deferred taxes of £44 million are recognised for the differences between the adjusted carrying amount and the tax basis of the acquired aircraft with a corresponding adjustment to the carrying value of the aircraft. The net effect of the depreciation and finance cost adjustments in income for the year ended March 31, 2004 is negligible.

The effect of the significant adjustments to profit for the year and to shareholders' equity which would be required if US GAAP were to be applied instead of UK GAAP are summarised on pages 65 and 66.

Net income/(loss) under US GAAP
For the year ended March 31, 2004
							Group
		2004	2003		2004		2003
	Notes		Restated				Restated
		£ million	£ million		$ million*		$ million*

Profit for the year as reported in the group profit and loss account		130	72		238		114

Adjustments:

Other revenue
Deferred frequent flyer revenue	(a)	(34)	(32)		(62)		(51)

Employee costs
Pension Costs	(b)	252	269		462		425

Depreciation and amortisation
Amortisation of goodwill in respect of subsidiary undertakings	(c)	6	6		11		9
Impairment of goodwill in respect of subsidiary undertakings	(c)		(399)				(631)
Amortisation of goodwill in respect of associated undertakings	(c)	1	1		2		2
Depreciation - fleet	(d)	(11)	3		(20)		5
Depreciation - revalued property	(f)	4	4		7		6
			(385)				(609)

Aircraft operating lease costs	(e)	(11)	(7)		(20)		(11)

Equity accounting of associated undertakings
Share of results of associated undertakings	(g)	3	(12)		5		(19)
Share of tax of associated undertakings	(g)	(1)	4		(2)		6
		2	(8)		3		(13)

Exchange gains/(losses)
Arising on translation of aircraft related loans	(d)	173	149		317		236
Changes in the fair value of derivative instruments	(h)	19	(38)		35		(60)
		192	111		352		176

(Loss)/income on disposal of tangible fixed assets

Arising on disposal of revalued property	(f)	4	(11)		7		(17)
Arising on sale and leaseback transactions	(i)	(20)	(20)		(37)		(32)
		(16)	(31)		(30)		(49)
Income on disposal of investments
Disposal of interests in associated undertakings	(c)		3				5
Disposal of interests in subsidiary undertakings	(c)	12			22
		12	3		22		5

TAXATION

Deferred tax
Effect of the above adjustments	(m)	(121)	(107)		(222)		(169)
Effect of differences in methodology	(m)	(10)			(18)

		(131)	(107)		(240)		(169)

		266	(187)		487		(296)

NET (LOSS)/INCOME AS ADJUSTED TO ACCORD WITH US GAAP		396	(200)		725		(317)

NET (LOSS)/INCOME
Net (loss)/income as adjusted to accord with US GAAP		396	(200)		565		(285)

Net income/(loss) as adjusted to accord with US GAAP		396	(115)		725		(182)

Diluted net income/(loss) before cumulative effect of change in accounting
principle as adjusted to accord with US GAAP		396	(200)		564		(286)
Cumulative effect on prior years of adopting SAB 101

DILUTED NET INCOME/(LOSS) AS ADJUSTED TO ACCORD WITH US GAAP		396	(200)		564		(286)

Number of shares		'000	'000		'000		'000

Basic weighted average number of shares		1,070,077	1,073,054		1,070,077		1,073,054
Diluted weighted average number of shares		1,118,117	1,073,054		1,118,117		1,073,054

							Group
		2004	2003		2004		2003

		Pence	Pence		Cents		Cents

Net income/(loss) per ordinary share as so adjusted - basic		37.0	(10.7)		67.8		(16.9)

Net income/(loss) per ordinary share as so adjusted - diluted		36.1	(10.7)		66.2		(16.9)

Net income/(loss) per american depositary share as so adjusted - basic		370.0	(107.00)		678.0		(169.1)

Net income/(loss) per american depositary share as so adjusted - diluted		361.0	(107.00)		662.0		(169.1)

* US$ amounts are included for information only			Translation rate		£1 = $1.83		£1 = $1.58

Shareholders' equity under US GAAP
At March 31, 2004							Group
		2004	2003		2004		2003
	Notes		Restated				Restated
		£ million	£ million		$ million*		$ million*

Shareholders' equity as reported in the group balance sheet		2,218	2,058		4,066		3,253

Adjustments:

Intangible assets
Goodwill set off in respect of subsidiary companies
Cost	(c)	(114)	40		(209)		63
Amortisation	(c)	21	(139)		38		(220)
Other - cost	(b)	18	26		33		41
Tangible assets
Fleet
Cost
Exchange differences	(d)	282	7		517		11
Asset acquisition	(n)	15			27
Depreciation
Exchange differences	(d)	(85)	24		(156)		38
Property and equipment
Cost
Valuation uplift	(f)	(301)	(304)		(552)		(480)
Exchange differences	(d)	38	15		70		24
Depreciation
Valuation uplift	(f)	40	35		73		55
Associated companies
Net equity	(g)	(6)	(7)		(11)		(11)
Goodwill set off in respect of associated companies
Cost	(c)	54	56		99		88
Amortisation	(c)	(13)	(14)		(24)		(22)
Trade investments
Uplift to market value	(k)	4	2		7		3
Investment in own shares	(l)	(31)	(31)		(57)		(49)
Current Assets
Fair value of financial derivatives	(h)	23	4		42		6
Pension costs prepayment	(b)	893	641		1,637		1,013
Current liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(i)	(13)	(8)		(24)		(13)
Unredeemed frequent flyer liabilities	(a)	(239)	(205)		(438)		(324)
Long-term liabilities
Accruals and deferred income
Gain on sale and leaseback transactions	(i)	(55)	(29)		(101)		(46)
Asset acquisition	(n)	29			53
Pension liability	(b)	(901)	(476)		(1,652)		(752)
Provisions for liabilities and charges
Deferred tax
Effect of the above adjustments	(m)	(22)	(32)		(40)		(51)
Effect of differences in methodology	(m)	(81)	(26)		(148)		(41)

Goodwill set off in respect of trade investments at cost

Other

		(444)	(421)		(816)		(667)

Shareholders' equity as adjusted to accord with US GAAP		1,774	1,637		3,250		2,586

* US$ amounts are included for information only.				Translation rate		£1 = $1.83	£1 = $1.58